FOIA CONFIDENTIAL TREATMENT REQUESTED BY MAP PHARMACEUTICALS, INC. PURSUANT TO RULE 83	140 Scott Drive

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October 7, 2011

VIA EDGAR

Securities and Exchange Commission Division of Corporation Finance 100 F Street, N.E. Washington, D.C. 20549

Re:	MAP Pharmaceuticals, Inc
Form 10-K for the Year Ended December 31, 2010 (the “10-K”)
Filed on March 4, 2011
Form 10-Q for the Quarterly Period Ended March 31, 2011 (the “10-Q”)
Filed on May 6, 2011
File No. 001-33719

Ladies and Gentlemen:

On behalf of MAP Pharmaceuticals, Inc. (“MAP”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities Exchange Commission (the “Commission”) received by e-mail communication dated September 9, 2011 relating to the 10-K and the 10-Q.

In this letter, we have included the comments from the Staff in italicized, bold type and have followed each comment with our response. Capitalized terms used but not defined herein shall have the meanings ascribed thereto in the 10-K and 10-Q, as applicable.

Form 10-Q for the Quarterly Period Ended March 31, 2011

Note 2 – Summary of Significant Accounting Policies

Revenue Recognition, page 6

1.	We acknowledge your response to prior comment one. Please address the following:

•

Tell us why you believe the LEVADEX license has stand-alone value given your statement that LEVADEX could be sold separately if it is approved by the FDA as currently filed when there is no assurance that the drug will be approved by the FDA. In addition, it appears that it would be economical for you to perform

October 7, 2011 Page 2

further additional research and development if the drug is not improved by the FDA due to the major health care problem addressed by the drug and its strong clinical trial results to-date.

In response to the Staff’s comment, we are hereby providing supplemental information relating to our prior statement regarding the revenue recognition criteria for the LEVADEX License deliverable. With respect to the LEVADEX License deliverable (i) we have completed all of the clinical development activities we deem necessary in order to submit a New Drug Application (“NDA”) to the U.S. Food & Drug Administration (“FDA”) and (ii) we believe that a license for the LEVADEX drug candidate (an NDA for which is currently being reviewed by the FDA) could be sold without further research and development (“R&D”), recognizing that the FDA has the regulatory discretion to require additional development activities as part of the NDA approval process.

We established standalone value for the LEVADEX License deliverable based on the guidance in ASC 605-25 Revenue Recognition — Multiple-Element Arrangements (“ASC 605-25”). ASC 605-25 provides that deliverables in an arrangement that meet the separation criteria must be treated as separate units of accounting for the purpose of revenue recognition (“the Multiple-Element Arrangement Guidance”). ASC 605-25-25-5(a) further states that a delivered item has standalone value to the customer when either (i) any vendor sells that item separately or (ii) the customer could resell that item on a standalone basis.

We would like to clarify that Allergan has the ability to sublicense the LEVADEX license. Further, Allergan or another capable company could be used to complete the FDA approval process for LEVADEX. The services that will be performed by MAP for FDA approval are performed on a commercially reasonable efforts basis and there are no refund rights on the upfront payment in the event the product does not receive FDA approval. Also, drug candidates such as LEVADEX can be, and often are, sold or licensed without other deliverables to biopharmaceutical or pharmaceutical companies prior to FDA approval. In connection with our determination of the accounting for this deliverable, we reviewed several recent examples of other biopharmaceutical companies licensing their drug candidates prior to FDA approval.

If LEVADEX is not approved by the FDA, it may not be economical for us to perform any additional R&D required by the FDA before it would grant regulatory approval. MAP and Allergan would make the decision to perform additional R&D based on many factors. These would include (i) the magnitude of any technical and/or changes to the clinical development process required by the FDA before the FDA would approve the LEVADEX NDA, and (ii) the financial feasibility of meeting those additional FDA requirements, in light of the potential value of the LEVADEX product and the resource constraints faced by MAP and Allergan. In fact, MAP has suspended development of a late stage drug candidate in the past when it was deemed infeasible to continue based on its review of clinical results for that candidate and its cash resources.

•

You disclose that you do not believe there is an incremental discount associated with the contingent deliverable to develop two additional indications upon approval of the initial indication of LEVADEX. Since no additional consideration is paid to you develop two additional indications it appears that there is a significant incremental discount that must be accounted for at inception. Please provide us with an analysis of why there is no incremental discount associated with the development of two additional indications without consideration. Please also tell us whether the development of two additional indications is truly contingent upon FDA approval or if you or Allergan can decide not to develop the two additional indications;

•

Tell us why you believe there is no incremental discount for the two additional indications contingent on the approval of LEVADEX simply because clinical and other costs will be shared equally between MAP and Allergan; and

In response to the Staff’s comment, we would like to clarify that, in order to determine whether there is a significant incremental discount associated with the contingent deliverable to develop two additional indications, we performed an evaluation based on the guidance for defining incremental discounts, including the assessment of the relative values of the elements of the arrangement, as set forth in ASC 985-605-15-3(d), Software: Revenue Recognition. Per the guidance, a “more-than-insignificant” discount must be applied if:

•	It is significant (future discount is significant in the context of the overall transaction).

•	It is incremental to the range of discounts reflected in the pricing of the other elements of the arrangement.

•	It is incremental to the range of discounts typically given to other customers in comparable transactions.

Determining whether there is a discount, or when a discount is significant to the overall transaction requires the use of professional judgment and depends on the relevant facts and circumstances.

In the case of the Allergan Agreements, the two additional indications that are contingent upon future events are being evaluated by both companies on a going forward basis, and were not factored into the [*]. We would like to clarify that not only clinical and other costs but also all the profits associated with the two additional indications will be shared equally between MAP and Allergan. An incremental discount might be identified in a scenario where future costs are shared equally between MAP and Allergan but MAP would be entitled to a disproportionate share of future profits, or in a scenario where MAP is required to pay a disproportionate share of future costs while receiving a 50% share of the profit. This is not the case in the Allergan Agreements, in which the expenses and profits would be split 50%/50%.

[*]	= CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

October 7, 2011 Page 4

We confirm that the development of two additional indications is contingent upon FDA approval. Further, even if the FDA approves LEVADEX for the initial indication, MAP and Allergan may mutually agree not to develop the two additional indications therefore we consider them contingent deliverables.

•

Tell us why NDA approval is a separate stand-alone deliverable that you allocated [*] in value to since FDA approval is required and their does not appear to be stand-alone value for this unit of accounting since both the LEVADEX and FDA approval are required to market the drug.

In response to the Staff’s comment, we established standalone value for the NDA Approval deliverable based on the Multi-Element Arrangement Guidance in ASC 605-25. As noted above, ASC 605-25-25-5(a) further states that a delivered item has standalone value to the customer when either (i) any vendor sells that item separately or (ii) the customer could resell that item on a standalone basis.

We would like to clarify that the NDA Approval deliverable in the Allergan Agreements refers to NDA-related services such as LEVADEX NDA preparation and filing and maintenance of regulatory materials. [*]. As previously stated, Allergan or another capable company could be used to complete the FDA approval process for LEVADEX.

We believe that the NDA-related services delivered by MAP between the effective time of the Allergan Agreements and the time of FDA Approval, has standalone value because they represent services that can be performed by third party vendors and in the past MAP as a “vendor” was able to earn revenues for the NDA-related services it performed. There is evidence of agreements between other biopharmaceutical companies in which development services were subcontracted to a third party vendor, or the licensee was responsible for the NDA-related costs and responsibilities, which would result in separate units of accounting for the NDA related activities. We believe the fact that these services may be provided by other companies is an indication that the NDA services have standalone value, and is also consistent with the remarks of Arie Wilgenburg at the 2009 AICPA National Conference on Current SEC and PCAOB Developments.

* * * * *

In connection with this letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosures in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

[*]	= CONFIDENTIAL TREATMENT REQUESTED PURSUANT TO RULE 83 (17 CFR 200.83)

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact the undersigned by telephone at (650) 463-3078 or by fax at (650) 463-2600 with any questions or comments regarding this correspondence.

Very truly yours,

/s/ Gregory Chin

Gregory Chin
of LATHAM & WATKINS LLP

cc:	Christopher Chai, MAP Pharmaceuticals, Inc.
Charlene Friedman, MAP Pharmaceuticals, Inc.
Michael Swartzburg, MAP Pharmaceuticals, Inc.
Greg Vlahos, PricewaterhouseCoopers